The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0012)

82-4561

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0097)

82-3764

JOINT ANNOUNCEMENT

DELAY IN DESPATCH OF SCHEME DOCUMENT AND DISCLOSEABLE TRANSACTION CIRCULAR

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

Credit Suisse First Boston (Hong Kong) Limited

The despatch of the Scheme Document will be delayed and it will be sent to HIL Shareholders on or before Thursday, 22 December 2005. Accordingly, the despatch of the discloseable transaction circular to the HLD Shareholders will also be delayed in order that such circular and the Scheme Document could be despatched on the same day.

A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the Proposal (as revised) is subject to the satisfaction or waiver of the same conditions as applicable to the original Proposal and therefore may or may not become effective. Details of the conditions are set out in the Announcement. They should therefore exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes.

Reference is made to the joint announcement dated 9 November 2005 (the "**Announcement**") made by HLD and HIL in which it was announced that HLD requested the HIL Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance. HLD is the controlling shareholder of HIL and holds through a number of indirect wholly-owned subsidiaries 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL as at the Announcement Date. Reference is also made to the joint announcements dated 24 November 2005 and 12 December 2005 made by HLD and HIL. Terms defined in the Announcement have the same meanings when used in this announcement unless otherwise defined herein.

Under Rule 8.2 of the Takeovers Code, unless the Executive's consent is obtained, the scheme document in relation to the Proposal (the "**Scheme Document**") should be sent to HIL Shareholders within 35 days of the date of the Announcement, which in this case would be on or before Wednesday, 14 December 2005.

Due to additional time required to accommodate the timetable of the High Court in relation to the convening of the Court Meeting, consent was sought for and the Executive has granted an extension of time for the despatch of the Scheme Document. The Scheme Document will now be sent to HIL Shareholders on or before Thursday, 22 December 2005. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

As announced on 9 November 2005, HLD is required to send a discloseable transaction circular to the HLD Shareholders. Further to a waiver granted by the Stock Exchange on 7 November 2005 on the condition that HLD will despatch the discloseable transaction circular within 35 days of the Announcement Date to coincide with the requirement under Rule 8.2 of the Takeovers Code, HLD has applied to the Stock Exchange for further extension of time for the despatch of the discloseable transaction circular in order that such circular and the Scheme Document could be despatched on the same day, that is on or before Thursday, 22 December 2005.

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the Proposal (as revised) is subject to the satisfaction or waiver of the same conditions as applicable to the original Proposal and therefore may or may not become effective. Details of the conditions are set out in the Announcement. They should therefore exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes.

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 14 December 2005

As at the date of this announcement, the HLD Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Le[illegible]p Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (ii) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HIL Group) misleading.

As at the date of this announcement, the HIL Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (ii) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) misleading.

Reminder — Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.